January 13, 2021

Via E-mail

Peter Milbourn
Counsellor (Finance)
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

Re:      Canada
         Registration Statement under Schedule B
         Filed December 17, 2020
         File No. 333-251420

         Form 18-K for Fiscal Year Ended March 31, 2020
         Filed December 16, 2020
         File No. 033-05368

Dear Mr. Milbourn:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General


      1. Please update, as necessary, to include any material updates relating to the impact of the
         COVID-19 pandemic, including any political, economic or social impact. We note, for example, news reports of new safety restrictions being instituted and their impact on new drug policy reforms.
 Peter Milbourn
January 13, 2021



      2. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that year end data for the fiscal year ending March 31, 2020 is not included in many of your statistics.

Form 18-K for Fiscal Year Ended March 31, 2020

Exhibit 99.D

Economic Developments and Main Risks to the Economy, page 8

      3. Please include discussion of any material risks related to the possible shutdown of the
         Enbridge Line 5 pipeline.

      4. Here or elsewhere, please include discussion of any material risks related to reports of oilsands tailings pond leakings.

Claims and Other, page 31

      5. With a view towards disclosure, please make clear whether any matters included under
         the headings    Pending and threatened litigation and other claims,
and    Other    are
         material or referenced elsewhere in your Form 18-K.

Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                               Sincerely,



                                                               Division of
Corporation Finance
                                                               Office of
International Corporate
                                                               Finance

cc:      Paul E. Denaro
         Milbank, Tweed, Hadley & McCloy LLP